SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2006, incorporated by reference herein:

Exhibit

99.1 Release dated November 2 , 2006, entitled “REPORT TO SHAREHOLDERS FOR THE
        QUARTER ENDED 30 SEPTEMBER 2006”
99.2  Release dated November 2, 2006 , entitled “CEO WELLESLEY-WOOD PLANS TO
         RETIRE FROM DRDGOLD”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: November 2, 2006
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Report to shareholders for the quarter ended
30 September 2006
2007 FINANCIAL YEAR
KEY FEATURES
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DRD • ISIN Code: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY
(“DRDGOLD” or “the company”)
KEY RESULTS SUMMARY
Group
Quarter
Sep 2006
Quarter
Jun 2006
% Change
Quarter
Sep 2005
Attributable gold production *
Australasian operations
oz
58 858
41 676
41
67
920
kg

1 829

1 296
41
2 113
South African operations
oz
91 339
90 181
1
67
710
kg
2 841
2 805
1
2 106
Group
oz
150 197
131 857
14
135 630
kg
4 670
4 101
14
4 219
Cash operating costs
Australasian operations
US$ per oz
562
369
(52)
308
ZAR per kg
129 517
76 189
(70)
64
530
South African operations
US$ per oz
503
507
1
387
ZAR per kg
115 821
105 117
(10)
81 260
Group
US$ per oz
526
463
(14)
342
ZAR per kg
121 185
95 975
(26)
71 758
Gold price received
US$ per oz
625
618
1
446
ZAR per kg
143 963
127 902
13
93 559
Capital expenditure (net)
US$ million
14.2
14.8
4
5.3
ZAR
million
101.6
95.2
(7)
34.7
*  Emperor Mines Limited ("Emperor") consolidated 100% from 6 April 2006 (previously 39.52% attributable) and Crown Gold
Recoveries (Pty) Limited ("Crown") which included East Rand Proprietary Mines Limited ("ERPM") consolidated 100% from 1
December 2005 (previously 40% attributable).
• Weaker Rand lifts revenue
• Group production up 14%
• Australasian cash operating unit cost up 52%
• Australasian losses offset South African profits
• Charter equity requirement of 26% met
• US$66 million Convertible Notes to be repaid in full

STOCK
Issued capital
324 344 165 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 356 449
Stock traded
JSE
NASDAQ
FRANKFURT
Average volume for the quarter per day ('000) 504 2 329 37
% of issued stock traded (annualised) 40 187 3
Price • High R 11.50 US$1.63 Euro 1.24
• Low R 8.82 US$1.25 Euro 0.99
• Close R 10.65 US$1.38 Euro 1.09
FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or
achievements to be materially different from any future
results, performance or achievements that may be expressed
or implied by such forward-looking statements, including,
among others, adverse changes or uncertainties in general
economic conditions in the markets DRDGOLD serves, a drop
in the gold price, a continuing strengthening of the Rand
against the Dollar, regulatory developments adverse to
DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's
competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled "Risk Factors" included in the annual report for the fiscal year ended 30 June 2005, which was filed with the
United States Securities and Exchange Commission on 15
December 2005 on Form 20-F. Shareholders should not place
undue reliance on these forward-looking statements, which
speak only as of the date thereof. DRDGOLD does not
undertake any obligation to publicly update or revise these
forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of
unanticipated events.
OVERVIEW
Dear shareholder
Safety
With regret I must report that Mr Augustino Lebaka,
employed as a team leader at DRDGOLD South African
Operations (Pty) Limited’s (“DRDGOLD SA”) Blyvooruitzicht
(“Blyvoor”) mine, died in a seismicity-related fall of ground at the mine’s No 5 Shaft during the quarter. Mr Lebaka,
from Lesotho, had almost 25 years’ service with the
company. He is survived by his wife and four children, to
whom I extend our deepest condolences.
Blyvoor has had an unsatisfactory quarter all round, from a
safety perspective. Two seismic events and two underground
fires were primary contributors to deteriorations in both the disabling injury frequency rate (“DIFR”) and the reportable injury frequency rate (“RIFR”), the former from 5.98 to 13.1 and the latter from 2.63 to 6.55. While ERPM recorded improvements in both its Fatal Injury Frequency Rate (“FIFR”) from 1.32 to 0 and in its RIFR from 7.93 to 6.96, its DIFR deteriorated somewhat, from
13.21 to 13.29. At Crown, the FIFR remained at 0 and the RIFR improved from 2.49 to 1.14. The DIFR, however, deteriorated
from 4.97 to 9.16.
At each of DRDGOLD SA’s operations, a range of safety
initiatives continue to be implemented in order to improve
safety performance.
Safety performance at the Emperor-managed Australasian
operations was mixed. Vatukoula recorded a deterioration
in its Lost Time Injury Frequency Rate (“LTIFR”) from 2.21 to
2.56 and in its DIFR from 7.84 to 9.97. At Tolukuma, the LTIFR improved from 6.86 to 0, while the DIFR deteriorated from 0
to 2.85.
Both operations have in place a range of training and
education programmes, risk assessment processes and
other initiatives to achieve improved safety performance.

Production
Total attributable gold production increased by 14% to
150 197 ounces (“oz”), mainly as a consequence of
Vatukoula coming back on stream, which helped lift gold
production from the Australasian operations to 58 858oz.
While Porgera and Vatukoula both reported improvements
in gold production, Tolukuma produced 2% less, and
performance at all three of the Australasian operations
was negatively affected by various factors. These are
reported in more detail in the operation-by-operation
commentaries that follow.

Gold produced from the South African operations was
slightly higher at 91 339oz. Crown reported an encouraging
16% increase in gold production while Blyvoor was stable at
40 477oz and ERPM was 12% down, mainly as a result of an
8% drop in grade from underground.

Financial
While Group revenue increased by 22% to R642.1 million
mainly as a result of the weaker Rand, Group cash
operating profit was 43% lower at R76.2 million, reflecting a
44% increase in total cash operating costs to R565.9 million.

Revenue from the South African operations was 10% higher
at R406.2 million. After accounting for cash operating costs
– 11% higher at R329 million – cash operating profit was 3%
higher at R77.2 million. By contrast, revenue from the
Australasian operations was 50% higher at R235.9 million
but after accounting for a 140% increase in cash operating
costs to R236.9 million, a R1 million cash operating loss was recorded, compared with a cash operating profit of R58
million in the previous quarter. Vatukoula and Tolukuma
remain in loss-making positions.

Corporate developments
It was very pleasing to report, after quarter-end, that
DRDGOLD’s black economic empowerment (“BEE”)
partner, KhumoGold, intends to exercise its option to
increase by 11% the 15% stake it currently holds in
DRDGOLD SA and to place 6% of the resulting 26% stake in
an employee trust. There will be a number of desirable
consequences from this, not least a broader BEE base
through employee participation in ownership of DRDGOLD
SA and DRDGOLD’s early attainment of the Mining
Charter’s 10-year, 26% BEE equity target.

DRDGOLD’s offer to exchange up to US$66 million of new
6% Senior Convertible Notes due 2010 (New Notes) for its
outstanding 6% Senior Convertible Notes due 2006 (Old
Notes) expired on 16 October 2006. Due to limited
tendering for the New Notes, the company will repay the
Old Notes in full in November 2006. The company has
arranged funding of US$35 million, which, together with
cash on hand, will be used to settle this liability in full.

Looking ahead
The skip-cage incident at Vatukoula during October (see
Vatukoula commentary) was an unfortunate and serious
setback to Emperor’s plan to achieve 350 000oz of gold

production at a cash operating cost of US$350/oz by June
2007. The South African operations are on the way to
attaining an acceptable level of stability, notwithstanding
the slower than expected volume ramp-up at Blyvoor
resulting from repairs to No 6 Shaft following the shaft
accident there, and underground yield issues at ERPM
arising from increased seismicity and consequent safety
concerns.
MARK WELLESLEY-WOOD
Chief Executive Officer
2 November 2006
NOTE REGARDING FINANCIAL INFORMATION

The condensed consolidated financial statements below are prepared in accordance with International Financial Reporting
Standards (“IFRS”).
CONSOLIDATED

Income Statements (Unaudited)
Quarter
Sep 2006
R m
Quarter
Jun 2006
R m
Quarter
Sep 2005
R m
Continuing operations
Gold and silver revenue
642.1
526.3 295.2
Cash operating costs
(565.9)
(393.6) (226.4)
Cash operating profit
76.2
132.7 68.8
Corporate administration and other expenses
(56.7)
(36.8) (32.6)
Share-based payments
(3.4)
(6.5) –
Exploration costs
(4.2)
(5.9) –
Care and maintenance costs
(2.1)
(41.1) (2.1)
Cash profit from operations
9.8
42.4 34.1
Retrenchment costs
1.0
(4.6) (1.0)
Investment income
(4.5)
(42.3) 13.2
Finance charge
(18.8)
(13.3) (11.7)
Net operating (loss)/profit
(12.5)
(17.8) 34.6
Rehabilitation
(3.3)
(23.8) (0.8)
Depreciation
(59.5)
(29.3) (11.5)
(Loss)/profit on financial instruments
(4.2)
49.1 (0.5)
Movement in gold in process
12.8
(1.8) 18.3
(Loss)/profit before taxation
(66.7)
(23.6) 40.1
Taxation
(16.4)
(16.5) (17.2)
Deferred taxation
2.6
(9.7) 1.5
(Loss)/profit after taxation
(80.5)
(49.8) 24.4
Profit/(loss) on sale of assets/investment
–
92.0 (3.3)
Impairments
–
68.1 (28.9)
Loss from associates
–
– (25.5)
Discontinued operations
Profit/(loss) for the period from discontinued operations
0.1
24.7 (3.6)
Minority interest
14.3
0.1 –
Net (loss)/profit
(66.1)
135.1 (36.9)
Headline loss per share – cents
– From continuing operations
(20.6)
(7.8) (1.6)
– From total operations
(20.6)
(15.6) (0.4)
Basic (loss)/profit per share – cents
– From continuing operations
(20.6)
34.6 (11.1)
– From total operations
(20.6)
42.3 (12.3)
Calculated on the weighted average ordinary shares
issued of :
321 092 406
319 411 281
299 847 342
Diluted headline loss per share – cents
(20.6)
(15.6) (0.4)
Diluted basic (loss)/profit per share – cents
(20.6)
42.3 (12.3)

SEGMENTAL INFORMATION
Quarter September 2006
Quarter June 2006
South Africa
R m
Australasia
R m
Other
R m
South Africa
R m
Australasia
R m
Other
R m
Gold and silver revenue
406.2
235.9
–
369.6 156.7 –
Cash operating costs
(329.0)
(236.9)
–
(294.9) (98.7) –
Cash operating profit/(loss)
77.2
(1.0)
–
74.7 58.0 –
Corporate administration and other
expenses
(14.9)
(29.6)
(12.2)
(16.7) (35.8) 15.7
Share-based payments
–
–
(3.4)
– – (6.5)
Exploration costs
–
(4.2)
–
– (5.9) –
Care and maintenance costs
–
–
(2.1)
– (39.9) (1.2)
Cash profit/(loss) from operations
62.3
(34.8)
(17.7)
58.0 (23.6) 8.0
Retrenchment costs
–
1.0
–
– (4.6) –
Investment income
1.4
2.4
(8.3)
2.1 19.8 (64.2)
Finance charge
(2.2)
(11.0)
(5.6)
(2.6) (11.7) 1.0
Net operating profit/(loss)
61.5
(42.4)
(31.6)
57.5 (20.1) (55.2)
Rehabilitation
(2.3)
(0.2)
(0.8)
(16.1) 0.2 (7.9)
Depreciation
(19.5)
(47.3)
7.3
(22.4) (12.1) 5.2
(Loss)/profit on financial instruments
–
(4.2)
–
(17.4) 58.3 8.2
Movement in gold in process
0.8
12.0
–
(1.2) (0.6) –
Profit/(loss) before taxation
40.5
(82.1)
(25.1)
0.4 25.7 (49.7)
Taxation
(0.1)
(16.3)
–
(1.7) (14.8) –
Deferred taxation
–
2.6
–
– (9.7) –
Profit/(loss) after taxation
40.4
(95.8)
(25.1)
(1.3) 1.2 (49.7)

CONDENSED CONSOLIDATED

Balance Sheet (Unaudited)
As at 30 Sep
2006
R m
As at 30 Jun
2006
R m
As at 30 Sep
2005
R m
Employment of Capital
Net mining assets
2 016.1
1 850.6 735.8
Investments
39.0
38.9 5.1
Investment in associates
–
– 100.7
Environmental trust funds
62.9
60.4 44.1
Other non-current assets
245.7
219.3 217.0
Current assets
913.7
820.6 342.0
Inventories
260.5
208.7 109.3
Trade and other receivables
123.8
102.1 56.5
Derivative instruments
12.2
20.8 –
Cash and cash equivalents
517.2
489.0 176.2
Non-current assets classified as held for trade
15.0
15.0 –
3 292.4
3 004.8 1 444.7
Capital employed
Shareholders' equity
1 093.3
1 015.3 517.8
Shareholders' interest
850.2
782.2 512.0
Minority shareholders interest
243.1
233.1 5.8
Long-term borrowings
335.9
403.0 428.6
Post retirement health care provisions
20.7
24.4 3.3
Rehabilitation
332.4
322.3 129.9
Deferred mining and income taxes
96.2
92.0 41.5
Current liabilities
1 413.9
1 147.8 323.6
Trade and other payables
541.3
407.5 247.2
Derivative instruments
199.3
183.4 4.2
Current portion of long-term borrowings
673.3
556.9 72.2
3 292.4
3 004.8 1 444.7
CONDENSED CONSOLIDATED
Statement of changes in equity (Unaudited)
Quarter
Sep 2006
R m
Quarter
Jun 2006
R m
Quarter
Sep 2005
R m
Balance at the beginning of the period
1 015.3
612.2 483.1
Share capital issued
41.5
35.5 57.3
– for acquisition finance and cash
40.0
27.9 60.3
– for share options exercised
0.3
2.4 –
– increase in share-based payment reserve
3.4
6.5 –
– for costs
(2.2)
(1.3) (3.0)
Net (loss)/profit attributed to ordinary shareholders
(66.1)
135.1 (36.9)
Net (loss)/profit attributed to minority shareholders
(14.3)
(0.1) –
Increase in minorities
–
218.6 –
Currency translation adjustments and other
116.9
14.0 14.3
Balance as at the end of the period
1 093.3
1 015.3 517.8
Reconciliation of headline loss
Net (loss)/profit
(66.1)
135.1 (36.9)
Adjusted for:
– Impairment of assets and investments
–
(68.1) 28.9
– (Gain)/loss on discontinued operations
(0.1)
(24.7) 3.6
– (Profit)/loss on sale of assets
–
(92.0) 3.3
Headline loss
(66.2)
(49.7) (1.1)

CONDENSED CONSOLIDATED

Cash Flow Statement (Unaudited)
Quarter
Sep 2006
R m
Quarter
Jun 2006
R m
Quarter
Sep 2005
R m
Net cash (out)/inflow from operations
(11.5)
19.0 20.6
Working capital changes
71.2
(89.7) (28.6)
Net cash outflow from investing activities
(105.8)
(95.2) (30.7)
Net cash inflow from financing activities
38.4
512.5 (29.7)
(Decrease)/increase in cash and cash equivalents
(7.7)
346.6 (68.4)
Translation adjustment
35.9
9.4 3.4
Opening cash and cash equivalents
489.0
133.0 241.2
Closing cash and cash equivalents
517.2
489.0 176.2
Reconciliation of net cash (out)/inflow from operations
Net operating (loss)/profit
(12.5)
(17.8) 34.6
Net operating profit/(loss) from discontinued operations
0.1
24.7 (3.6)
(12.4)
6.9 31.0
Adjusted for:
Interest provision on convertible bond
7.0
7.3 7.2
Amortisation of convertible cost
1.7
4.3 1.9
Financial instruments
4.2
46.9 0.5
Unrealised foreign exchange loss/(gain)
16.4
(15.3) (1.6)
Growth in Environmental Trust Funds
(0.8)
(1.5) (1.2)
Other non cash items
3.4
6.5 –
Interest paid
(12.2)
(14.4) (4.4)
Taxation paid
(18.8)
(21.7) (12.8)
Net cash (out)/inflow from operations
(11.5)
19.0 20.6
KEY OPERATING AND FINANCIAL RESULTS (Unaudited)
Australasian operations
Porgera (20% Share of Joint
Venture)
Quarter
Sep 2006
Quarter
Jun 2006
% Change
Quarter
Sep 2005
Ore milled
t'000
262
305
(14)
281
Yield
g/t
3.48
2.77
26
4.80
Gold produced                                    oz
29 379
27 215
8
43 395
kg
913
846
8
1
350
Cash operating costs
US$ per oz
401
173*
(132)
264
ZAR
per kg
92 539
36 200*
(156)
55 383
ZAR
per tonne
322
100
(221)
266
Cash operating profit                          US$ million
4.5
11.7
(62)
7.8
ZAR
million
32.2
75.5
(57)
51.1
Capital expenditure (net)                    US$ million
1.8
5.8                     69
2.0
ZAR
million
12.9
37.6                     66
12.9
* Cash operating cost for the June 2006 quarter included deferred stripping costs capitalised during the quarter. Cash operating costs normalised for the June 2006 quarter were US$397/oz (R83 013/kg).
Attributable gold production rose by 8% to 29 379oz mainly as a result of a 26% increase in yield to 3.48 grams per ton (“g/t”).
However, production was affected by unplanned mill downtime, suspension of mining in the mini-pit to allow construction of the lower buttress, and unseasonably high rainfall. Low-grade long-term stockpiles provided lower than expected grades but this was offset by higher-grade open pit and underground ore.
Remediation of the west wall cutback continues and is 65% complete. The Porgera Joint Venture expects mining of ore in the pit to begin later in 2006, which should result in improved production levels and cash operating costs.
Cash operating costs were US$401/oz for the quarter.
Tolukuma
Quarter
Sep 2006
Quarter
Jun 2006
% Change
Quarter
Sep 2005
Ore milled
t'000
43
45
(4)
47
Yield
g/t
8.77
8.58
2
9.40
Gold produced                                     oz                               12 141
12 408
(2)
14 199
Kg
377
386
(2)
442
Cash operating costs
US$ per oz
835
761
(10)
441
ZAR
per kg
192 634
157 850
(22)
92 466
ZAR
per tonne
1 689
1 354
(25)
870
Cash operating (loss)/profit                 US$ million
(3.0)
(0.3)
(900)
0.4
ZAR
million
(20.8)
(1.9)
(995)
2.9
Capital expenditure (net)                     US$ million
2.0
0.6
(233)
1.1
ZAR
million
14.3
3.8
(276)
7.3
Gold production was 2% lower at 12 141oz, reflecting a 4% decline in ore milled to 43 000 tonnes (“t”). Yield was 2% higher at
8.77g/t.

Production was affected by the suspension of stoping operations in the D2 decline/Gulbadi area on 31 August at the instruction of the new General Manager in order to address safety issues. At the time that stoping operations were suspended in this area no alternative stoping blocks were accessible for production.
ROM stocks were nil and a decision was made to shut the mill down until sufficient ROM stocks and ore flows could be produced to sustain milling operations. The mill re-started on 2 September and ROM stocks have since been maintained at more than 600t of ore.
Gold flows from underground during September were from development headings in Zine 1515 North and South and Zine
1535 South and old gold recovered from the P5 and P2 decline areas. Surface stocks of low grade ore supplemented underground ore flows to maintain the mill profile.
Due to the mill shutdown, cash operating costs rose to US$835/oz.
Vatukoula ("Old" Emperor)
100% consolidated from 6 April 2006
(Previously 39.52% attributable)
Quarter
Sep 2006
Quarter
Jun 2006 % Change
Quarter
Sep 2005
Ore milled t'000
80
23 248 54
Yield g/t
6.74
2.78 142 5.94
Gold produced                                    oz
17 338
2 053 745 10 326
kg
539
64 742 321
Cash operating costs # US$ per oz
642
515 (25) 536
ZAR per kg
148 006
112 281 (32)
112 413
ZAR per tonne
997
312 (219) 681
Cash operating loss # US$ million
(1.7)
(2.4) 29 (1.6)
ZAR million
(12.4)
(15.6) 21 (10.3)
Cash operating loss attributable to
DRDGOLD US$ million
(1.7)
(2.4) 29 –
ZAR million
(12.4)
(15.6) 21 –
Capital expenditure (net) # US$ million
5.6
3.6 (56) 2.3
ZAR million
40.0
23.3 (72) 14.8
Capital expenditure (net)
attributable to US$ million
5.6
3.6 (56) –
ZAR million
40.0
23.3 (72) –
# Represents total operation
Vatukoula produced 17 338oz of gold for the quarter at a grade of 6.74g/t, a significant improvement on the previous quarter’s 2 053oz at 2.78g/t which was a consequence of a scheduled shutdown and the start of the Accelerated
Development Programme.
Results for the quarter under review, however, were negatively influenced by a number of factors: geological grade estimation and reconciliation issues; on-going labour negotiations regarding the proposed 30-day continuous operating policy, the stoppage of Philip Shaft for four weeks in September to carry out vital repairs in the shaft; and delayed commissioning of some key heavy mobile equipment and the 18 level underground workshop.
As previously announced, a skip-cage that fell down Philip Shaft during post-maintenance testing on 14 October caused damage to the surface winder mechanism. No serious injuries occurred as safety procedures had been followed. A comprehensive investigation has begun to establish the cause of the failure. It is likely that Philip Shaft will remain closed for some time as investigations continue and repairs are undertaken.
Cash operating costs for the quarter were US$642/oz.
South African operations
Blyvoor
Quarter
Sep 2006
Quarter
Jun 2006 % Change
Quarter
Sep 2005
Ore milled
Underground                                       t'000
182
178 2 173
Surface t'000
966
920 5 873
Total t'000
1 148
1 098 5 1 046
Yield
Underground g/t
5.15
5.26 (2) 6.23
Surface g/t
0.33
0.33 – 0.33
Total g/t
1.10
1.13 (3) 1.30
Gold produced
Underground oz
30 125
30 124 – 34 626
kg
937
937 – 1 077
Surface oz
10 352
9 806 6 9 196
kg
322
305 6 286
Total oz
40 477
39 930 1 43 822
kg
1 259
1 242 1 1 363
Cash operating costs
Underground                                       US$ per oz
627
607 (3) 429
ZAR per kg
144 491
126 037 (15) 90 021
ZAR per tonne
744
663 (12) 560
Surface US$ per oz
293
276 (6) 230
ZAR per kg
67 565
57 289 (18) 48 269
ZAR per tonne
23
19 (19) 16
Total US$ per oz
542
526 (3) 387
ZAR per kg
124 817
109 155 (14) 81 260
ZAR per tonne
137
123 (11) 106
Cash operating profit                         US$ million
3.2
4.4 (27) 2.3
ZAR million
23.0
28.5 (19) 14.8
Capital expenditure (net)                    US$ million
2.7
2.2 (23) 2.2
ZAR million
19.1
14.3 (34) 14.3
Total gold production was slightly higher at 40 477oz as a consequence of a 6% increase in gold produced from surface sources to 10 352oz.

Underground gold production was unchanged at 30 125oz. While a 2% increase in ore milled to 182 000t and a 2% decline in yield to 5.15g/t reflect the underground operation’s planned shift to higher volumes and lower grade, volume ramp-up has been slower than expected due both to essential winder repairs and repairs to No 6 Shaft damaged when a water column was dislodged as a result of an Eskom power failure. Opening up and development associated with the ramp-up proceeded on schedule and the 70 000tpm target is now expected to be achieved in January 2007.
Drilling continued on the Alpha Dyke to determine its extent and geological structure.
Higher surface gold production was primarily the result of a 5% increase in throughput from the slimes dam project to 966
000t following the successful relocation of a pump station. Yield was unchanged at 0.33g/t.
Total cash operating costs were 3% higher at US$542/oz, mainly as a consequence of higher winter power tariffs and No 6
Shaft repairs. Underground cash operating costs rose by 3% to US$627/oz while those for the surface operations were 6%
higher at US$293/oz.
Crown
100% consolidated from 1 Dec 2005
(Previously 40% attributable)
Quarter
Sep 2006
Quarter
Jun 2006 % Change
Quarter
Sep 2005
Ore milled t'000
2 056
2 070 (1) 894
Yield g/t
0.42
0.36 17 0.43
Gold produced                                    oz                                27 521
23 823 16 12 288
kg
856
741 16 382
Cash operating costs # US$ per oz
423
489 13 373
ZAR per kg
97 453
101 456 4 78 248
ZAR per tonne
41
36 (12) 33
Cash operating profit # US$ million
5.5
3.5 57 2.0
ZAR million
39.1
22.6 73 12.8
Cash operating profit attributable
to
DRDGOLD US$ million
5.5
3.5 57 –
ZAR million
39.1
22.6 73 –
Capital expenditure (net) # US$ million
1.0
1.6 38 0.5
ZAR million
7.1
10.6 33 3.1
Capital expenditure (net)
attributable to
US$ million
1.0
1.6 38 –
ZAR million
7.1
10.6 33 –
# Represents total operation
A 17% increase in yield to 0.42g/t resulted in a 16% increase in gold production to 27 521oz. Ore milled was stable at 2 056
000t.
Higher production resulted in a 13% decline in cash operating costs to US$423/oz.
Work to upgrade both the residue and CMR pipelines was completed on schedule and on budget during the quarter. The upgrades are expected to result in increased tonnages due to improved availability and considerably reduced spillage-
associated environmental risk.
ERPM
100% consolidated from 1 Dec 2005
(Previously 40% attributable)
Quarter
Sep 2006
Quarter
Jun 2006 % Change
Quarter
Sep 2005
Ore milled
Underground t'000
76
77 (1) 34
Surface t'000
435
474 (8) 206
Total t'000
511
551 (7) 240
Yield
Underground g/t
7.49
8.17 (8) 7.88
Surface g/t
0.36
0.41 (12) 0.43
Total g/t
1.42
1.49 (5) 1.50
Gold produced
Underground oz
18 325
20 223 (9) 8 719
kg
570
629 (9) 271
Surface oz
5 016
6 205 (19) 2 881
kg
156
193 (19) 90
Total oz
23 341
26 428 (12) 11 600
kg
726
822 (12) 361
Cash operating costs #
Underground US$ per oz
510
479 (6) 400
ZAR per kg
117 481
99 514 (18) 83 755
ZAR per tonne
880
813 (8) 660
Surface US$ per oz
599
537 (12) 449
ZAR per kg
137 949
111 451 (24) 94 080
ZAR per tonne
49
45 (9) 41
Total US$ per oz
529
493 (7) 412
ZAR per kg
121 879
102 316 (19) 86 319
ZAR per tonne
173
153 (13) 130
Cash operating profit # US$ million
2.1
3.7 (43) 0.7
ZAR million
15.1
23.6 (36) 4.9
Cash operating profit attributable
to DRDGOLD US$ million
2.1
3.7 (43) –
ZAR million
15.1
23.6 (36) –
Capital expenditure (net) # US$ million
1.1
0.7 (57) –

ZAR million
8.1
4.8 (69) 0.2
Capital expenditure (net)
attributable to
DRDGOLD US$ million
1.1
0.7 (57) –
ZAR million
8.1
4.8 (69)
–
# Represents total operation
Total gold production was 12% lower at 23 341oz, reflecting a 9% decrease in gold produced from underground to 18 325oz and a 19% decrease in gold produced from the Cason surface operation to 5 016oz respectively.
Lower underground gold production resulted primarily from an 8% decline in underground yield to 7.49g/t. This was as a consequence of a reduction in the rate of extraction from the seismicity-affected, high-grade western longwalls in the interests of safety and a commensurate increase in volumes mined from the lower-grade, opened-up areas above 70 level.
Work to install a second compressor at Far East Vertical (“FEV”) Shaft, at a cost of R5.8 million, is scheduled to begin in
November, significantly reducing the current risk associated with dependence on a single compressor.
The underground plugging project to isolate current mining operations from rising water levels is on schedule and should be completed during June 2007.
Lower gold production from the Cason surface operation resulted from an 8% decline in surface ore milled to 435 000t and a
12% decline in surface yield to 0.36g/t. Lower throughput was as a consequence of the impact on milling circuit optimisation of ancillary equipment failure – subsequently addressed – that followed commissioning of two new mills at the Knights plant.
Total cash operating costs rose by 7% to US$529/oz. Underground cash operating costs were 6% higher at US$510/oz and surface cash operating costs 12% higher at US$599/oz.
CASH OPERATING COSTS RECONCILIATION
South African Operations
Australasian Operations
Crown
ERPM
Blyvoor
Total Mine
Operations   Vatukola     Tolukuma
Porgera
JV (20%)
Total Mine
Operations
R000 unless otherwise stated
Total cash costs
Sep 06 Qtr
89 650
94 418
162 201
346 269
95 607
72 686
84 853
253 146
Jun 06 Qtr
79 710
91 670
142 808
314 188
64 962
74 853
63 648
203 463
Sep 05 Qtr
78 816
83 332
118 269
280 417
79 029
45 508
68 750
193 287
Movement in gold in process
Sep 06 Qtr
241
(38)
587
790
(3 215)
11 241
3 968
11 994
Jun 06 Qtr
1 589
(947)
(1 851)
(1 209)
7 288
5 961
(13 802)
(553)
Sep 05 Qtr
66
477
547
1 090
2 696
349
17 374
20 419
Less: Exploration, production
taxes
Sep 06 Qtr
2 643
1 960
1 374
5 977
–
4 437
1 325
5 762
rehabilitation and other
Jun 06 Qtr
2 036
1 774
1 129
4 939
51 897
6 908
3 343
62 148
Sep 05 Qtr
729
2 291
4 411
7 431
(61)
1 617
1 727
3 283
Less: Retrenchment costs
Sep 06 Qtr
–
–
–
–
(1 009)
–
–
(1 009)
Jun 06 Qtr
–
–
–
–
4 644
–
–
4 644
Sep 05 Qtr
–
–
–
–
–
–
–
–
Less: Corporate and general
Sep 06 Qtr
3 828
3 936
4 270
12 034
13 626
6 867
3 008
23 501
administration costs
Jun 06 Qtr
4 084
4 845
4 258
13 187
8 523
12 976
15 878
37 377
Sep 05 Qtr
3 426
3 658
3 647
10 731
2 085
3 370
9 630
15 085
Cash operating costs
Sep 06 Qtr
83 420
88 484
157 144
329 048
79 775
72 623
84 488
236 886
Jun 06 Qtr
75 179
84 104
135 570
294 853
7 186
60 930
30 625
98 741
Sep 05 Qtr
74 727
77 860
110 758
263 345
79 701
40 870
74 767
195 338
Gold produced
Sep 06 Qtr
856
726
1 259
2 841
539
377
913
1 829
Jun 06 Qtr
741
822
1 242
2 805
64
386
846
1 296
Sep 05 Qtr
955
902
1 363
3 220
709
442
1 350
2 501
Total cash operating costs – R/kg
Sep 06 Qtr
97 453
121 879
124 817
115 821
148 006
192 634
92 539
129 517
Jun 06 Qtr
101 456
102 316
109 155
105 117
112 281
157 850
36 200
76 189
Sep 05 Qtr
78 248
86 319
81 260
81 784
112 413
92 466
55 383
78 104
Total cash operating costs –
US$/oz
Sep 06 Qtr
423
529
542
503
642
835
401
562
Jun 06 Qtr
489
493
526
506
515
761
173
365
Sep 05 Qtr
373
412
387
444
536
441
264
402

EXPLORATION AND DEVELOPMENT
Australasian operations
Fiji
Vatukoula
Underground exploration was concentrated at the Philip Shaft section which is now the main focus of current operations
under the new “Accelerated development and training
plan”. Exploration continued to focus on the Basala project, testing for ore bodies in the footwall of Prince William
flatmake. This work had previously defined two new structures to date, the Prince William Footwall (“PW HW”) and Basala#1
flatmakes (“FM”). Down-dip and strike extensions are currently being tested.
No regional exploration work was carried out elsewhere in Fiji.
A re-assessment of feasibility of the Tuvatu Resource area is being undertaken and an aggressive new regional
programme for both Tuvatu and Vanua Levu is under review.
Papua New Guinea
Tolukuma
Exploration in the quarter has focused on the continued
delineation of the Zine structure and drilling in the Fundoot area. Ridge and spur sampling and trenching has also
been completed to generate targets to the south and
west of the Degot/Fundoot area. Drilling has continued to
intersect encouraging results from both the Fundoot and
Zine areas.
Exploration activities in the October to December quarter
will continue to focus on delineation of the Zine and
Fundoot structures. Minor work will be completed on
defining further anomalism encountered to the south of
8

Fundoot and several holes will target the Triple M structure east of the Zine and Gulbadi Red structures.
Zine Exploration & Underground Development
Exploration at Zine has continued in an effort to define the lateral and vertical extent of mineralisation on the Zine Mid
North pod. Drilling has also been completed on the Zine far
North pod however results have not been as encouraging
from this area. Work has yet to commence on the Zine
south pod, as the D2 decline has had limited access to this
area, whilst safety and refuge chambers are installed at
the 1385 and 1395 levels.
Zine Drilling
Drill results from Zine have intersected broader lower levels of mineralisation at the bottom of the Zine structure
between 1350 and 1330 RL. This represents the
coalescence of the PK and Zine structures and shows that
the PK structure is also continuous for at least 200m vertical.
Hole no
Intersection
Comments
RL
Recovery
%
TU 073
2.9m @ 21.2 g/t Au & 51.9 g/t Ag    Zine Mid North
1362
100
TU074
1.4m @ 0.86 g/t Au & 8.6 g/t Ag
Zine Mid North
1486
55
TU075
2.0m @ 12.51 g/t Au & 38.7 g/t Ag  Zine Mid Area
1419
82
TU076
4.0m @ 1.96 g/t Au & 27.0 g/t Ag   Zine Mid North
1322
100
TU077
No significant results
Zine Mid North
1543
92
TU078
0.9m @ 2.7 g/t Au & 2.0 g/t Ag
Barren Zone
1374
100
TU079
6.6m @ 5.1 g/t Au & 24.8 g/t Ag
Zine and PK intersect    1390
94
TU080
3.5m @ 2.9 g/t Au & 6.4 g/t Ag
Zine Mid North
1322
100
TU081
1.3m @ 4.0 g/t Au & 27.6 g/t Ag
Zine Mid North
1459
68
TU082
1.7m @ 10.8 g/t Au & 30.9 g/t Ag    Zine Mid North
1347
100
TU083
No significant results
Zine Mid North
1421
100
* Assay results are uncut – intersection width is not true width.
Fundoot
The upper Fundoot zone has been the target of drilling
since July 2006. Fundoot is located approximately 100m
south of the Degot portal at the end of the current pit
workings which exist at Tolukuma. Trenching in the area
has exposed several of these veins which have returned
results up to 404g/t Au from isolated rock chip samples.
Sporadic high grades and visible gold have been
commonly noted. Drilling during the quarter has
intersected encouraging grades of mineralisation in a
number of holes.
PNG Regional Programme
The company maintains 11 Exploration Licences (“EL”) with
seven tenements granted, namely EL683, 1297, 1379, 1284,
1271, 1352 and 1366; and four tenements, EL580, 894, 1264
and 1327 awaiting renewal. A major technical review of all
exploration tenements was completed last quarter. The
review has highlighted and ranked over 30 separate
prospects with several key prospects at an advanced stage
requiring major drilling and exploration. Field work in EL1352 and EL580 commenced during this quarter. Weather
problems and the unavailability of helicopters greatly
restricted the scope of work, however, exploration conducted to date consisted of 9,600m of creek mapping, soil and rock
chip sampling. A three-month work programme was
completed at EL1284 last quarter. Data interpretation is in
progress.
Porgera Joint Venture
The Stage Six programme was completed last quarter and
work continued on modelling the Stage 6 data. Preliminary
estimation work was also conducted. The Porgera Deeps
drilling programme is in progress.
Regionally, drilling planned at Tupagai is awaiting
finalisation of the drill contract. Landowner clearances for drill pads and access tracks were obtained during July.
Assays from earlier rock chip sampling at Tupagai returned
some significant values. Target areas have now been
identified for further assessment. Results of earlier field work at Liawin area have also been encouraging.

DIRECTORS
Elsewhere, three target areas have been identified and
follow-up field work has commenced. The targets
identified were based on coincident geochemical and
geophysical anomalies in favourable litho structural
positions within the Porgera Transfer Zone.
South Africa
ERPM Extension 1 (Sallies)
The first exploration borehole was completed and
surveyed to assist with geological interpretation. The
borehole was sampled under the supervision of an external
geological consultant and assayed at an independent
laboratory with check assays conducted at a second
laboratory. The hole assayed at 26.7g/t/162 (4 234cmgt)
over full channel width. A second borehole intersected
reef, but still requires to be sampled and surveyed.
ERPM Extension 2
A Public Participation meeting was held on 4 August and
the Environmental Management Programme (“EMP”) has
been completed and was submitted to the DME on 22
August 2006. The DME has 120 days to approve or reject
the application from date of EMP submission, which
equates to 20 December 2006.
Blyvoor
Savuka Exploration – Alpha Dyke
Drilling of the hole has encountered numerous problems,
culminating in the drill bit being lost in the hole resulting in the hole being severely deflected (determined by a down-
the-hole survey). This has necessitated re-drilling of the hole.
Argonaut
A Public Participation meeting for the Argonaut Extension
was held on 28 July 2006. The EMP has been completed
and was submitted to the DME on 22 August 2006. The
DME has until 20 December 2006 to approve or reject the
application.
Directors (* British) (** Australian) (*** American) Non-executives:
Executives:
Non-executives:
MM Wellesley-Wood (Chief Executive Officer)*
J Turk ***
JWC Sayers (Chief Financial Officer)
Independent non-executives:
Group
Company
Secretary:
RP Hume
TJ Gwebu
GC Campbell* (Non-Executive Chairman)
D
Blackmur**
INVESTOR RELATIONS
For further information, contact Ilja Graulich at:
Tel: (+27-11) 219-7800 • Fax: (+27-11) 476-2637 • e-mail: ilja.graulich@za.drdgold.com • website:

Exhibit 99.2
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARB number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the Company”)

CEO WELLESLEY-WOOD ANNOUNCES PLANS TO RETIRE FROM DRDGOLD

Chief Executive Officer Mark Wellesley-Wood used DRDGOLD’s 10th anniversary celebration of its listing on the NASDAQ market today, and of his 55th birthday, to announce his intention to retire from DRDGOLD.

“I have asked the Board’s Nomination Committee to begin the search for my successor”, Wellesley-
Wood said.
The effective date of Wellesley-Wood’s retirement is not yet known. A further announcement will be made once the effective date has been determined and a successor has been appointed.

“I came to DRDGOLD and to South Africa for six months and have stayed for nearly six years. It is now time to move on.”

He cited as personal and company milestones reached in the past year:

- the creation of the “new” 78.72% DRDGOLD-held Emperor Mines
  Limited, a separately listed Australian company, with a new management team;

- the completion of DRDGOLD’s BEE transaction with KhumoGold SPV
  Limited in respect of its South African operations; and

- DRDGOLD’s redemption on 12 November of its $66 million Senior
  Convertible Note.

“I am also especially pleased with progress at our South African gold operations, which now have the opportunity to achieve sustainable growth”, he said.

Johannesburg
02 November 2006

Sponsor
Standard Bank